WITHDRAWAL OF S-1

CYPRESS EQUIPMENT FUND A, LLC
Suite 420, Bayside Plaza
188 The Embarcadero
San Francisco, California 94105

September 26, 2012

BY EDGAR

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cypress Equipment Fund A, LLC (the “Registrant”)
Registration Statement on Form S-1
SEC File No. 333-176466

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-176466), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 24, 2011.

In light of current market conditions, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement.  The Registrant was a newly formed entity at the date of initial filing.  It has not commenced operations.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at:

Peter Metzner, President
Cypress Equipment Management Corporation VI
188 The Embarcadero, Suite 420
San Francisco, California 94105

With a copy to:

Paul J. Derenthal
Derenthal & Dannhauser LLP
1999 Harrison Street, 26th Floor
Oakland, California 94612

If you have any questions with respect to this matter, please contact Paul J. Derenthal of Derenthal & Dannhauser LLP at (510) 350-3070.

Sincerely,

CYPRESS EQUIPMENT FUND A, LLC

By Cypress Equipment Management Corporation VI, Manager

By:	/s/ Peter Metzner, President
Peter Metzner, President